UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________________ to _________________.

Commission file number :  001-12991

A.Full title of the plan and the address of the plan, if different from that of the issuer named below:

BancorpSouth, Inc. 401(k) Profit-Sharing Plan and Trust

B.Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BancorpSouth, Inc.

One Mississippi Plaza

201 South Spring Street

Tupelo, Mississippi 38804

BANCORPSOUTH, INC. 401(k) Profit-Sharing Plan and Trust

Financial Statements and Supplemental Schedule

December 31, 2014 and 2013

(With Report of Independent Registered Public Accounting Firm)

N D P P S

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BANCORPSOUTH, INC. 401(k) Profit-Sharing Plan and Trust

Table of Contents

 Page

Report of Independent Registered Public Accounting Firm1

Statements of Net Assets Available for Plan Benefits – December 31, 2014 and 20132

Statements of Changes in Net Assets Available for Plan Benefits – Years ended December 31, 2014 and 20133

Notes to Financial Statements4

Supplemental Schedule:

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) – December 31, 201411

Report of Independent Registered Public Accounting Firm

The Retirement Subcommittee of the Operations Committee

BancorpSouth, Inc.

Tupelo, Mississippi

We have audited the accompanying statements of net assets available for benefits of the BancorpSouth, Inc. 401(k) Profit Sharing Plan and Trust (the Plan) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years ended December 31, 2014 and 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years ended December 31, 2014 and 2013, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the basic financial statements but includes supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

Atlanta, Georgia

June 29, 2015

BANCORPSOUTH, INC. 401(k) PROFIT-SHARING PLAN AND TRUST
Statements of Net Assets Available for Plan Benefits
December 31, 2014 and 2013
	2014	2013
Investments, at fair value:
Common stock of BancorpSouth, Inc.	$126,157,430	$150,495,749
Mutual funds	168,533,479	149,111,696
Common/collective trust fund	53,056,998	54,743,645
	347,747,907	354,351,090
Contributions receivable:
Employer – salary deferral match	364,500	362,953
Notes receivable from participants	8,286,164	6,636,975
Accrued interest and dividends receivable	79,925	95,479
Cash	216,573	48,398
Net assets reflecting all investments at fair value	356,695,068	361,494,894
Adjustment from fair value to contract value for interest in common/collective trust fund relating to fully benefit-responsive
investment contracts	(171,382)	(157,569)
Net assets available for plan benefits	$356,523,686	$361,337,326
See accompanying notes to financial statements.

BANCORPSOUTH, INC. 401(k) PROFIT-SHARING PLAN AND TRUST
Statements of Changes in Net Assets Available for Plan Benefits
Years ended December 31, 2014 and 2013
2014	2013

Investment income:
Net (depreciation) appreciation in investments	$(16,114,342)	$95,661,145
Interest and dividends	11,565,428	5,856,645
Total investment (loss) income	(4,548,914)	101,517,790
Interest income from notes receivable from participants	309,375	185,526
Net investment and interest (loss) income	(4,239,540)	101,703,316
Contributions:
Employer – salary deferral match	9,486,103	9,781,707
Participants – salary deferral	15,440,615	15,461,796
Total contributions	24,926,718	25,243,503
Benefits paid to participants	(25,500,818)	(46,650,007)
Net (decrease) increase	(4,813,640)	80,296,813
Net assets available for plan benefits:
Beginning of year	361,337,326	281,040,512
End of year	$356,523,686	$361,337,326
See accompanying notes to financial statements.

(1)	Description of Plan

The following description of the BancorpSouth, Inc. 401(k) Profit-Sharing Plan and Trust, formerly known as BancorpSouth, Inc. Amended and Restated Salary Deferral – Profit-Sharing Employee Stock Ownership Plan (the Plan), provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

(a)	General

The Plan was adopted by BancorpSouth, Inc. (the Company) effective January 1, 1984. It is a defined contribution retirement plan with two components–an employee stock ownership component and a profit‑sharing component with a 401(k) feature. Employees who have completed 30 days of service and attained the age of 18 are eligible to participate in the Plan with regards to elective deferrals.  Employees receive matching contributions when they have completed one year of service. Employees who completed their first hour of service on or after January 1, 2006 and had attained the age of 21 were eligible to participate in the employer profit‑sharing contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

(b)	Contributions

Plan participants contribute to the Plan by electing to defer between 1% and 50% of their pre-tax annual compensation, in whole percentages, up to the maximum amount allowed by the Internal Revenue Code ($17,500 in 2014 and $17,500 in 2013). The Company matches 100% of amounts contributed by the participants to the Plan up to 5% of their annual compensation. For all purposes, compensation is all amounts paid to employees for services, but excluding extraordinary items such as moving expenses and bonuses.  Participants may direct all contributions made to the Plan to any investment options offered by the Plan.

(c)	Investment Programs

The investment programs of the Plan as of  December 31, 2014 were as follows:  Federated Capital Preservation Fund; American Funds Europacific Growth Fund R4; American Funds Income Fund of America R4;  Federated Kaufmann Fund Class A; Federated Total Return Bond Fund IS; Fidelity Advisor Short Fixed Income - A; Invesco Growth & Income Fund A; Mutual  Global Discovery Fund A;  Neuberger Berman Genesis Fund A;  Oppenheimer Global Fund A; Pennsylvania Mutual Fund Service; T. Rowe Price Growth Stock Fund – Adv.;  T. Rowe Price Mid-Cap Growth Fund- Adv.; T. Rowe Price Small-Cap Growth Fund- Adv.; T. Rowe Price Retirement 2010 Adv.; T. Rowe Price Retirement 2020 Adv.; T. Rowe Price Retirement 2030 Adv.; T. Rowe Price Retirement 2040 Adv.; T. Rowe Price Retirement 2050 Adv.; T. Rowe Price retirement Income Fund; Vanguard 500 Index Signal - Admiral; Vanguard Mid Cap Index Fund Admiral; Vanguard Wellesley Income Fund; and  Vanguard Selected Value Fund Inv.  The investment options also include common stock of the Company.

(d)	Administration

The Plan is administered by a committee appointed by the board of directors of the Company (the “plan administrator”). The plan administrator is responsible for general administration of the Plan and interpretation and execution of the Plan’s provisions. BancorpSouth Bank is the Plan trustee. Empower Retirement Services serves as custodian of the Plan’s assets for 2014 and Federated Retirement Services for 2013.

(e)	Participants’ Accounts

Separate accounts are maintained for each participant. All amounts contributed by the participant, together with earnings or losses thereon, are maintained in an “employee deferral account.” Matching amounts contributed by the Company are maintained in a separate “employer contribution account,” together with earnings or losses thereon. Profit-sharing contributions contributed by the Company were available prior to 2013 and are maintained in a “profit-sharing account” together with earnings or losses thereon.

(f)	Notes Receivable from Participants

Participants may borrow from their vested account balance accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at commercially reasonable rates as determined under the Plan. At December 31, 2014, the interest rate on outstanding participant loans was 4.25% with maturity dates ranging from January 2, 2015 to December 26, 2019.

(g)	Vesting

Both the employee deferral and employer contribution accounts are 100% vested and nonforfeitable at all times. The profit-sharing account is vested after three years of service.

(h)	Payment of Benefits

Upon termination of service, death or permanent disability, a participant may elect to receive either a lump‑sum amount equal to the value of his or her account, or proportionate monthly installments over a period not to exceed 15 years. For non-spouse beneficiaries, the monthly benefits cannot be paid over a period longer than a participant’s life expectancy or for more than five years following his or her death. For distributions from a participant’s holdings of Company common stock, the participant may elect to receive common stock of  the Company or cash equal to the fair value of the common stock that otherwise would have been distributed. In addition, a participant may elect to receive a distribution of cash dividends that are paid on the Company common stock allocated to the participant’s account in the Plan.

(i)	Plan Termination

Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

(j)	Expenses

Administrative expenses of the Plan are paid directly or reimbursed to the Plan by the Company, which is the Plan sponsor.

(k)	Forfeited Accounts

At December 31, 2014 and 2013, forfeited nonvested accounts totaled $45,481 and $48,369, respectively.  These accounts will be used to reduce future contributions.  The amount of forfeitures used during 2014 and 2013 totaled $23,997 and $39,908, respectively.

(2)	Summary of Significant Accounting Policies
(a)	Basis of Presentation

The financial statements of the Plan are prepared under the accrual method of accounting with the exception of benefit payments, which are recorded when paid in conformity with accounting principles generally accepted in the United States of America. (“GAAP”)

Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 946-210, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, requires the Statement of Net Assets Available for Plan Benefits present the fair value of the Plan’s investments as well as the adjustment from fair value to contract value for any directly-held or indirectly-held fully benefit-responsive investment contracts. The Statements of Changes in Net Assets Available for Plan Benefits are prepared on a contract value basis for the fully benefit-responsive investment contracts.

(b)	Investments

Purchases and sales of investments are recorded on a trade‑date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex‑dividend date.

Quoted market prices are used to value the investments in mutual funds and Company common stock.

The interest in the common/collective trust fund is presented at fair value on the statements of net assets available for plan benefits, which is based upon its reported net asset value. The fair value of the guaranteed investment contracts is determined by discounting the expected cash flows based on current market interest rates of similar instruments with comparable durations. The fair value of the synthetic guaranteed investment contracts is determined by the fair value of the underlying assets.  An adjustment is then made on the statement of net assets available for plan benefits to reconcile the interest in the common/collective trust fund from fair value to contract value because its underlying investments consist of guaranteed investment contracts that are fully benefit-responsive, which is equal to the value of deposits plus interest accrued at the contract rate, less withdrawals. As provided in relevant accounting pronouncements, an investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit responsive.

(c)	Notes Receivable from Participants

Participant loans are recorded at amortized cost, which is equal to the unpaid principal balance and any accrued interest.

(d)	Payment of Benefits

Benefits are recorded when paid.

(e)	Income Taxes

The Plan is exempt from federal income taxes in accordance with the provisions of the Internal Revenue Code of 1986, as amended (“IRC”), pursuant to a favorable determination letter, dated September 11, 2014, from the Internal Revenue Service.  The plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Accordingly, no provision has been made for federal income taxes in the accompanying financial statements. Amounts contributed by the Company are not taxed to the participant until a distribution from the Plan is received.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service.  The Plan Administrator has confirmed that there are no uncertain positions taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

(f)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the period. Actual results could differ from those estimates.

(3)	Investments

The following investments represent 5% or more of the Plan’s net assets available for plan benefits:

	December 31
	2014	2013
Common Stock of Bancorp South, Inc.	$126,157,430	$150,495,749
Federated Capital Preservation Fund, at contract value	52,885,617	54,586,076
T. Rowe Price Growth Stock Fund - Adv	19,182,566	*
*Represents less that 5% of net assets

The Plan’s investments, including investments bought, sold and held during the year appreciated (depreciated) in value during the years ended December 31, 2014 and 2013, respectively, as follows:

	2014	2013
Net (depreciation) appreciation in investments
Mutual funds	$736,948	$24,544,328
Common stock of Bancorp South, Inc.	(16,851,290)	71,116,817
Net (depreciation) appreciation in investments	$(16,114,342)	$95,661,145

Dividend income earned from the investment in Company common stock, a party-in-interest and a related party, was $1,299,509 and $535,470 for the years ended December 31, 2014 and 2013, respectively.

(4)	Fair Value Measurements

FASB ASC Topic 820, Fair Value Measurements (“ASC Topic 820”), establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The following table sets forth by level, within the ASC Topic 820 fair value hierarchy, the Plan’s investments at fair value as of December 31, 2014 and 2013:

	Investments at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Mutual funds:
Asset Allocation	$ 37,271,264	-	-	$ 37,271,264
Balanced	7,123,991	-	-	7,123,991
Bond	19,234,784	-	-	19,234,784
International	14,913,668	-	-	14,913,668
Large Cap	47,530,984	-	-	47,530,984
Mid Cap	29,038,652	-	-	29,038,652
Small Cap	13,420,139	-	-	13,420,139
Total Mutual funds	168,533,479	-	-	168,533,479
Common stock of BancorpSouth, Inc.	126,157,430	-	-	126,157,430
Common/collective trust fund	-	$ 53,056,998	-	53,056,998
Total investments at fair value	$ 294,690,909	$ 53,056,998	-	$ 347,747,907

	Investments at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Mutual funds:
Asset Allocation	$ 30,653,727	-	-	$ 30,653,727
Balanced	6,465,271	-	-	6,465,271
Bond	18,452,456	-	-	18,452,456
International	13,959,235	-	-	13,959,235
Large Cap	41,021,030	-	-	41,021,030
Mid Cap	24,832,243	-	-	24,832,243
Small Cap	13,727,734	-	-	13,727,734
Total Mutual funds	149,111,696	-	-	149,111,696
Common stock of BancorpSouth, Inc.	150,495,749	-	-	150,495,749
Common/collective trust fund	-	$ 54,743,645	-	54,743,645
Total investments at fair value	$ 299,607,445	$ 54,743,645	-	$ 354,351,090

Fair values are determined based on valuation techniques categorized as follows: Level 1 means the use of quoted prices for identical instruments in active markets; Level 2 means the use of quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active or are directly or indirectly observable; and Level 3 means the use of unobservable inputs.

See Note 2(b), Investments, for information regarding the methods used to determine the fair value of the Plan’s investments.  These methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the plan administrator believes the

Plan’s valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Plan invests in a benefit-responsive common/collective trust fund with Federated Investors Trust Company (Federated), which invests in a money market mutual fund and guaranteed investment contracts. The fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.

Because the common/collective trust fund is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. The common/collective trust fund is presented on the face of the statements of net assets available for benefits at fair value with an adjustment to contract value in arriving at net assets available for benefits. Contract value, as reported to the Plan by Federated, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the common/collective investment fund at December 31, 2014 and 2013, was $53,056,998 and $54,743,645, respectively. The crediting interest rate of the associated guaranteed investment contracts is based on a formula agreed upon by the issuer. Such interest rates are reviewed on a quarterly basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another Plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan administrator or other plan administrator events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that any events which would limit the Plan’s ability to transact at contract value with participants are probable of occurring.

Average yields:20142013

Ratio of year-end market value yields to investments1.10%1.59%

Ratio of year-end crediting rate to investments1.14%1.95%

(5)	Reconciliation Between Financial Statement Amounts and Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500 filed for 2013 and the Form 5500 expected to be filed for 2014:

	December 31,
	2014	2013
Net assets available for plan benefits per the
financial statements	$356,523,686	$361,337,326
Amounts allocated to withdrawing participants	-	-
Contributions receivable-employer salary deferral match	-	(362,953)
Accrued interest and dividends receivable	(79,925)	(95,479)
Net assets avaiable for plan benefits per Form 5500	$356,443,761	$360,878,894

The following is a reconciliation of increase in net assets available for plan assets per the financial statements to the Form 5500 filed for 2013 and the Form 5500 expected to be filed for 2014:

	2014	2013
Increase/Decrease in net assets available for plan
benefits per FSs	$(4,813,640)	$80,296,813
Amounts allocated to withdrawing participants- end of year	-	-
Amounts allocated to withdrawing participants- beg of year	-	759,402
Current year receivable- employer salary deferral match	-	(362,953)
Prior year receivable- employer salary deferral match	362,953	-
Current year accrued interest and dividends receivable	(79,925)	(95,479)
Prior year accrued interest and dividends receivable	95,479	-
Increase in net assets available for plan benefits per the Form 5500	$(4,435,133)	$80,597,783

(6)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Because of the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities could occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits.

(7)	Related‑Party Transactions

Federated Retirement Services, the custodian as defined by the Plan, manages investments in its sponsored funds and, therefore, is deemed a party‑in‑interest and a related party. The Plan also invests in shares of the Company. The Company is the Plan sponsor; therefore, these transactions qualify as party‑in‑interest transactions.

BANCORPSOUTH, INC. 401(k) PROFIT-SHARING PLAN AND TRUST
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2014
		Par/number	Interest		Current
Identity of Issue	Description of investment	of shares	rate	Maturity	value
BancorpSouth, Inc.*	Common stock	5,604,506			$126,157,430
Federated Capital Preservation Fund*	Common/collective trust - stable value fund	5,288,562			52,885,617
American Funds Europacific Growth Fund R4	Mutual fund	147,972			6,845,192
American Funds Income Fund of America R4	Mutual fund	330,580			7,123,991
Federated Kaufmann Fund Class A*	Mutual fund	274,202			1,582,143
Federated Total Return Bond Fund IS*	Mutual fund	1,552,981			17,144,914
Fidelity Advisor Short Fixed Income - A	Mutual fund	223,755			2,089,870
Invesco Growth & Income Fund A	Mutual fund	637,604			16,921,997
Mutual Global Discovery Fund A	Mutual fund	183,257			6,012,677
Neuberger Berman Genesis Fund A	Mutual fund	98,324			3,580,948
Oppenheimer Global Fund A	Mutual fund	27,043			2,055,799
Pennsylvania Mutual Fund Service	Mutual fund	463,192			6,002,966
T. Rowe Price Growth Stock Fund - Adv	Mutual fund	374,440			19,182,566
T. Rowe Price Mid-Cap Growth Fund-Adv	Mutual fund	235,942			17,372,380
T. Rowe Price Small Cap Value Fund	Mutual fund	81,971			3,836,225
T. Rowe Price Retirement 2010 Adv	Mutual fund	157,730			2,785,515
T. Rowe Price Retirement 2020 Adv	Mutual fund	501,106			10,317,779
T. Rowe Price Retirement 2030 Adv	Mutual fund	354,268			8,098,563
T. Rowe Price Retirement 2040 Adv	Mutual fund	227,945			5,413,682
T. Rowe Price Retirement 2050 Adv	Mutual fund	221,917			2,953,711
T. Rowe Price Retirement Income Fund	Mutual fund	75,629			1,122,327
Vanguard 500 Index Fund - Admiral	Mutual fund	60,174			11,426,420
Vanguard Mid Cap Index Adm	Mutual fund	32,257			4,934,421
Vanguard Wellesley Income Fund	Mutual fund	106,227			6,579,687
Vanguard Selected Value Fund Inv	Mutual fund	181,456			5,149,708
Participant loans*	Loans to participants	—	4.25	January 2, 2015 –December 26, 2019	8,286,164
					$355,862,690

* Parties-in-interest to the Plan
** The accompanying financial statements classify participant loans as notes receivable from participants
*** Cost information omitted for participant directed investments.
See accompanying Report of Independent Registered Accounting Firm.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BancorpSouth, Inc. 401(k) Profit-Sharing Plan and Trust

June 29, 2015By:  BancorpSouth, Inc.

By: /s/ David Poole

David Poole, First Vice President and Trust Officer

EXHIBIT INDEX

23.1Consent of Dixon Hughes Goodman LLP, Independent Registered Public Accounting Firm